Exhibit 12b
Tucson Electric Power Company
Computation of Ratio of Earnings to Fixed Charges

	12 Months Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2012	2011	2010	2009
	Thousands of Dollars
Net Income	$101,342	$65,470	$85,334	$108,260	$90,688
Add:
Income Tax Expense	47,986	39,109	52,000	59,936	54,220
Interest Expense, net(1)	80,793	91,295	93,786	93,465	89,715
Estimated Interest Portion of Rental Expense	842	611	795	72	106
(Income) from Equity Investees	—	—	—	—	—
Total Earnings before Taxes and Fixed Charges	$230,963	$196,485	$231,915	$261,733	$234,729
Fixed Charges:
Interest Expense (before deducting capitalized interest)(2)	$85,591	$93,077	$95,859	$95,345	$91,467
Estimated Interest Portion of Rental Expense	842	611	795	72	106
Total Fixed Charges	$86,433	$93,688	$96,654	$95,417	$91,573
Ratio of Earnings to Fixed Charges	2.672	2.097	2.399	2.743	2.563

(1)
The ratios of earnings to fixed charges for the fiscal years ended 2012, 2011, 2010, and 2009 have been revised to exclude capitalized interest from the calculation of Earnings before Taxes and Fixed Charges. Capitalized interest was not material to the calculation of Earnings before Taxes and Fixed Charges or the Ratio of Earnings to Fixed Charges in prior periods.

(2)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.